UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*


                          CLINICHEM DEVELOPMENT INC.
______________________________________________________________________________
                               (Name of Issuer)



                    CLASS A COMMON SHARES, WITHOUT PAR VALUE
______________________________________________________________________________
                        (Title of Class of Securities)


                                    18690610
                              __________________
                                (CUSIP Number)

                                 July 28, 2000
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     /_/       Rule 13d-1(b)
     /_/       Rule 13d-1(c)
     /X/       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                               Page 1 of 13 pages
                         Exhibit Index begins on Page 11.

CUSIP No. 18690610                13G                  Page 2 of 13 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GLAXO WELLCOME PLC

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           JOINT FILING                                      (a) /_/
                                                             (b) /_/

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           ENGLAND

                     5    SOLE VOTING POWER
    NUMBER OF               -0-
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY                Not applicable
      EACH
   REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON                 -0-
      WITH:
                     8    SHARED DISPOSITIVE POWER
                            Not applicable

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
  12   TYPE OF REPORTING PERSON*

           HC

                     *SEE INSTRUCTION BEFORE FILLING OUT









                          Page 2 of 13 pages

CUSIP No. 18690610                13G                  Page 3 of 13 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WELLCOME LIMITED

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           JOINT FILING                                      (a) /_/
                                                             (b) /_/

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           ENGLAND

                     5    SOLE VOTING POWER
    NUMBER OF               -0-
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY                Not applicable
      EACH
   REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON                 -0-
      WITH:
                     8    SHARED DISPOSITIVE POWER
                            Not applicable

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
  12   TYPE OF REPORTING PERSON*

           CO

                     *SEE INSTRUCTION BEFORE FILLING OUT









                          Page 3 of 13 pages

CUSIP No. 18690610                13G                  Page 4 of 13 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GLAXO WELLCOME HOLDINGS LIMITED

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           JOINT FILING                                      (a) /_/
                                                             (b) /_/

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           ENGLAND

                     5    SOLE VOTING POWER
    NUMBER OF               -0-
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY                Not applicable
      EACH
   REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON                 -0-
      WITH:
                     8    SHARED DISPOSITIVE POWER
                            Not applicable

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
  12   TYPE OF REPORTING PERSON*

           CO

                     *SEE INSTRUCTION BEFORE FILLING OUT









                          Page 4 of 13 pages

CUSIP No. 18690610                13G                  Page 5 of 13 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GLAXO WELLCOME INTERNATIONAL BV

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           JOINT FILING                                      (a) /_/
                                                             (b) /_/

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           THE NETHERLANDS

                     5    SOLE VOTING POWER
    NUMBER OF               -0-
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY                Not applicable
      EACH
   REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON                 -0-
      WITH:
                     8    SHARED DISPOSITIVE POWER
                            Not applicable

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
  12   TYPE OF REPORTING PERSON*

           CO

                     *SEE INSTRUCTION BEFORE FILLING OUT









                          Page 5 of 13 pages

CUSIP No. 18690610                13G                  Page 6 of 13 Pages


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GLAXO WELLCOME INC.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           JOINT FILING                                      (a) /_/
                                                             (b) /_/

  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

           Ontario Canada

                     5    SOLE VOTING POWER
    NUMBER OF               -0-
     SHARES
  BENEFICIALLY       6    SHARED VOTING POWER
    OWNED BY                Not applicable
      EACH
   REPORTING         7    SOLE DISPOSITIVE POWER
     PERSON                 -0-
      WITH:
                     8    SHARED DISPOSITIVE POWER
                            Not applicable

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           -0-

  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           0.0%
  12   TYPE OF REPORTING PERSON*

           CO

                     *SEE INSTRUCTION BEFORE FILLING OUT









                          Page 6 of 13 pages

Item 1.(a)   Name of Issuer
     CliniChem Development Inc.

Item 1.(b)   Address of Issuer's Principal Executive Offices
     275 Armand Frappier Boulevard
     Laval Province, Quebec, Canada

Item 2.(a)   Name of Person Filing
     This statement on Schedule 13G (this "Schedule 13G") is being filed jointly by the following persons: (i) Glaxo Wellcome plc, (ii) Wellcome Limited, (iii) Glaxo Wellcome Holdings Limited, (iv) Glaxo Wellcome International BV and (v) Glaxo Wellcome Inc. The foregoing persons shall collectively be referred to herein as the "Glaxo Reporting Persons".

Item 2.(b) Address or Principal Business Office or, if none, Residence The address of the principal business office of each of the Glaxo
Reporting Persons is attached hereto as Schedule A.

Item 2.(c)   Citizenship
     The corporate citizenship of each of the Glaxo Reporting Persons is as follows: (i) Glaxo Wellcome plc (England), (ii) Wellcome Limited (England),
(iii) Glaxo Wellcome Holdings Limited (England), (iv) Glaxo Wellcome International BV (The Netherlands) and (v) Glaxo Wellcome Inc. (Canada).

Item 2.(d)   Title of Class of Securities
     Class A Common Shares, without par value ("Class A Common Shares")

Item 2.(e)   CUSIP No.
     18690610

Item 3. If this statement is filed pursuant to Sections 240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
     (a)  /_/ Broker or dealer registered under section 15 of the Act
     (b)  /_/ Bank as defined in section 3(a)(6) of the Act
     (c)  /_/ Insurance company as defined in section 3(a)(19) of the Act
     (d) /_/ Investment company registered under section 8 of the Investment Company Act of 1940
     (e)  /_/ An investment adviser registered in accordance with
              Section 240.13d-1(b)(1)(ii)(E)
     (f)  /_/ An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F)
     (g)  /_/ A parent  holding company or control person in accordance with
              Section 240.13d-1(b)(ii)(G)
     (h) /_/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
     (i) /_/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
     (i)  /_/ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.  /_/






                            Page 7 of 13 pages

Item 4.   Ownership

(a)  Amount Beneficially Owned:
     See line item (9) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

(b)  Percent of Class:
     See line item (11) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

(c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote
     See line item (5) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

        (ii) Shared power to vote or to direct the vote
     See line item (6) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

       (iii) Sole power to dispose or to direct the disposition of See line item (7) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

        (iv) Shared power to dispose or to direct the disposition of See line item (8) of each Glaxo Reporting Person's cover page to this
     Schedule 13G.

     On March 31, 1998, CliniChem Development Inc. ("Issuer") entered into a Distribution Agreement with BioChem Pharma Inc., a Canadian corporation ("BioChem"), pursuant to which BioChem agreed to contribute Cdn$150.0 million of cash to the Issuer as a capital contribution and exchange the shares of capital stock of the Issuer then held by BioChem for all outstanding Class
A Common Shares and Class B Common Shares, without par value ("Class B
Common Shares"). BioChem then distributed all Class A Common Shares then held by it to its shareholders. As a shareholder of BioChem, Glaxo Wellcome Inc. received 396,274 Class A Common Shares.

     Pursuant to the Share Purchase Agreement, dated July 27, 2000, between Glaxo Wellcome Inc. and BioChem, Glaxo Wellcome Inc. sold 396,274 Class A Common Shares of the Issuer to BioChem for an aggregate $3,816,119 in cash. The transaction was completed on July 28, 2000. As of the date of this filing, the Glaxo Reporting Persons do not beneficially own any Class A Common Shares. This Schedule 13G is being filed to report the effect of the Share Purchase Agreement and the fact that the Glaxo Reporting Persons now own no Class A Common Shares and, accordingly, will hereafter have no further obligation to report with respect to the Issuer.

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     To the best knowledge of the Glaxo Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer which are the subject of this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     See Exhibit 1.




                             Page 8 of 13 pages

Item 8.   Identification and Classification of Members of the Group

     Not applicable.

Item 9.   Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    GLAXO WELLCOME PLC



                                    By:  /s/  Simon M. Bicknell
                                         ------------------------------------
                                         Name:  Simon M. Bicknell
                                         Title: Assistant Company Secretary



Dated: August 7, 2000

                          SCHEDULE A TO SCHEDULE 13G


      ITEM 2(b) DISCLOSURE REGARDING ADDRESS OF PRINCIPAL BUSINESS OFFICE

        The principal business address of each of the Glaxo Reporting Persons is set forth below:

Glaxo Wellcome plc, Wellcome Limited and Glaxo Wellcome Holdings Limited:

Glaxo Welcome House
Berkeley Avenue
Greenford, Middlesex UB6 ONN
England


Glaxo Wellcome International BV:

Huis ter Heideweg 62
3705 LZ, Zeist
The Netherlands

Glaxo Wellcome Inc.:

7333 Mississauga Road North
Mississauga, Ontario
Canada L5N 6L4

                               INDEX OF EXHIBITS


Exhibit                                                          Sequentially
Number    Description                                            Numbered Page
-------   -----------                                            -------------

1.        Item 7 Disclosure Regarding Subsidiaries                   12

2.        Joint Filing Agreement, dated  August 7, 2000,             13
          among Glaxo Wellcome plc, Wellcome Limited,
          Glaxo Wellcome Holdings Limited, Glaxo Wellcome
          International BV and Glaxo Wellcome Inc.

                           EXHIBIT 1 TO SCHEDULE 13G


                   ITEM 7 DISCLOSURE REGARDING SUBSIDIARIES

     As of the date of this filing, Glaxo Wellcome plc ("Parent") is the ultimate parent holding company with respect to all of the other Glaxo Reporting Persons. The Parent directly owns 100% of Wellcome Limited. Wellcome Limited owns 83.3% of Glaxo Wellcome Holdings Limited, which in turn owns 100% of Glaxo Wellcome International BV. Glaxo Wellcome International BV owns 100% of Glaxo Wellcome Inc. The Parent, Wellcome Limited, Glaxo Wellcome Holdings Limited and Glaxo Wellcome International BV do not hold directly any Class A Common Shares of CliniChem.

     The Glaxo Reporting Persons filing this Schedule 13G may be deemed to beneficially own shares of Class A Common Stock in the following amounts:

         Person           Shares of Class A Common     Class A Common Shares
                            Stock Directly Owned,        Beneficially Owned
                            Including Pursuant to
                                  Warrants

1. Glaxo Wellcome Inc.                         0                         0

2. Glaxo Wellcome                              0                         0
   International BV

3. Glaxo Wellcome                              0                         0
   Holdings Limited

4. Wellcome Limited                            0                         0

5. Glaxo Wellcome plc                          0                         0

                           EXHIBIT 2 TO SCHEDULE 13G

                            JOINT FILING AGREEMENT

       Each of the undersigned hereby agrees and consents that the Schedule
13G filed herewith (this "Schedule 13G") by Glaxo Wellcome plc ("Glaxo Wellcome") is filed on behalf of each of them pursuant to the authorization of each of them to Glaxo Wellcome to make such filing and that such
Schedule 13G is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.


                                    GLAXO WELLCOME PLC

                                    By:  /s/  Simon M. Bicknell
                                       -----------------------------------
                                       Name:  Simon M. Bicknell
                                       Title: Assistant Company Secretary

                                    WELLCOME LIMITED

                                    By:  /s/  Simon M. Bicknell
                                       -----------------------------------
                                       Name:  Simon M. Bicknell
                                       Title: Assistant Secretary

                                    GLAXO WELLCOME HOLDINGS LIMITED

                                    By:  /s/  Victoria Llewellyn
                                       -----------------------------------
                                       Name:  Victoria Llewellyn
                                       Title: Assistant Company Secretary

                                    GLAXO WELLCOME INTERNATIONAL BV

                                    By: /s/ S.K. Roosjen
                                       -----------------------------------
                                       Name:  S.K. Roosjen
                                       Title: Director

                                    GLAXO WELLCOME INC.

                                    By: /s/ Patrick M. McGrade
                                       -----------------------------------
                                       Name:  Patrick M. McGrade
                                       Title: Assistant Corporate Secretary